Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratio)

Nine Months Ended September 30,
2017
Earnings:
Income before income taxes	$179,115
Add: Fixed Charges	32,415
Add: Amortization of capitalized interest	127
Less: Interest capitalized	3,010
Less: Earnings from joint venture, net	132
Total earnings	$208,515

Fixed charges:
Interest costs (1)	$30,342
Interest factor of operating lease expense (2)	2,073
Total fixed charges	$32,415

Ratio of earnings to fixed charges (3)	6.43

(1)	Interest costs include both interest expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.

(2)	Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.

(3)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.